BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer     Mailing Address:
Vice President           P.O. Box 318
Telephone:  212-250-4599 Church Street Station

                         New York, NY  10008

                                   February 14, 1996









Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     SBC Communications Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                        Sincerely,

                         Damian P. Reitemeyer
Enclosures



             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

                   SBC Communications Inc.
             __________________________________
                       NAME OF ISSUER:
                Common Stock, $1.00 par value
           _____________________________________
           _
                TITLE OF CLASS OF SECURITIES
                          78387G10
           _____________________________________
                        __ CUSIP NUMBER


Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

CUSIP No.  78387G10                Page 1 of 8 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, its wholly owned subsidiary, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor), and its indirect wholly-owned subsidiary BT
Variable Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation, Bankers Trust Company, and BT Variable are New York corporations.

NUMBER OF     5. SOLE VOTING POWER

SHARES
               Bankers Trust New York
                Corporation               162,100 shares
               Bankers Trust Company   13,506,450 shares
               BT Variable, Inc.                0 shares
                 TOTAL SHARES          13,668,550 shares

BENEFICIALLY   6. SHARED VOTING POWER

OWNED BY
               Bankers Trust New York
                 Corporation                    0 shares
               Bankers Trust Company       43,913 shares
               BT Variable, Inc             4,200 shares
                         TOTAL SHARES      48,113

CUSIP No.  78387G10                Page 2 of 8 Pages

EACH         7. SOLE DISPOSITIVE POWER

REPORTING
             Bankers Trust New York
               Corporation                 162,100 shares
             Bankers Trust Company         8,664,348 shares
             BT Variable Inc                   4,200 shares
                    TOTAL SHARES          18,830,648


PERSON        8. SHARED DISPOSITIVE POWER
WITH
               Bankers Trust New York
                 Corporation                       0 shares
               Bankers Trust Company         101,845 shares
               BT Variable Inc.                    0 shares
               TOTAL SHARES                  101,845



9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

Bankers Trust New York Corporation       162,100 shares
Bankers Trust Company                 18,766,193 shares
BT Variable Inc.                           4,200 shares
          TOTAL SHARES                18,932,493


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES [X]


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Bankers Trust New York Corporation      0.0%
          Bankers Trust Company                   3.1%
          BT Variable Inc                         0.0%
               TOTAL                              3.1%


12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Variable Inc. - IC


CUSIP No.  78387G10           Page 3 of 8 Pages

            DISCLAIMER OF BENEFICIAL OWNERSHIP

THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
BANK) ARE, FOR THE PURPOSE OF SECTION 13 (g) OF THE
SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH
IN ITEM 4 (a) (ii) HEREOF.

Item 1(a)      NAME OF ISSUER:

                  SBC Communications Inc.


Item 1(b)      ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
OFFICES:

                      175 East Houston
                  San Antonio, TX  78205

Item 2(a)      NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its whollyowned subsidiary, Bankers Trust Company(as
          Trustee for various trusts and employee benefit plans, and investment advisor), and its indirect wholly-owned subsidiary BT Variable Inc.


Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        280 Park Avenue New York, New York  10017.


Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers Trust
          Company (as Trustee for various trusts and employee benefit plans, and investment advisor)and BT Variable Inc. are incorporated in the State of New York with its principal business office located in New York.

CUSIP No. 78387G10                      Page 4 of 8 Pages

Item 2(d)    TITLE OF CLASS OF SECURITIES:

           Common stock ($1.00 par value) of SBC
          Communications, Inc.

Item 2(e)    CUSIP NUMBER: 78387G10

Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance

          with Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the

          Act. For BT Variable, Inc.

     (c)  [X] Insurance Company as defined in Section 3(a)
(19) of the Act.

Item 4         OWNERSHIP:
     (a)  Amount Beneficially Owned: As of December 31,
1995:
 (i)Bankers Trust New York
     Corporation                 162,100 shares
    Bankers Trust Company     18,766,193 shares
    BT Variable, Inc.              4,200 shares
               TOTAL SHARES   18,932,493

(ii) Bankers Trust Company was the record owner of 33,912,483 shares as Trustee of the SBC Savings
          Plan - Shares Fund; SBC Savings Plan, Lesop
          Allocated Non-Leveraged;SBC Savings Plan - Lesop
          Allocated Leveraged; SBC Savings Plan, Lesop Non
          Leveraged Purchased Unallocated; SBC Savings
          Plan - Lesop Leveraged Released Unallocated; SBC
          Savings Plan - Lesop Suspense Account; SBC
          Savings and Security Plan - Shares Fund; SBC
          Savings and Security Plan - Lesop Allocated Non-
          Leveraged; SBC Savings and Security Plan - Lesop
          Allocated Leveraged Loan 1; SBC Savings and
          Security Plan Lesop Allocated Leveraged Loan 2;
          SBC Savings and

CUSIP No.78387G10                       Page 5 of 8 Pages

          Security Plan - Lesop Non-Leveraged Purchased
          Unallocated; SBC Savings and Security Plan -
          Lesop Leveraged Released Unallocated Loan 1; SBC
          Savings and Security Plan - Lesop Leveraged
          Released Unallocated Loan 2; SBC Savings and
          Security Plan - Lesop Loan 1 Suspense Account;
          SBC Savings and Security Plan - Lesop Loan 2
          Suspense Account; and SBC Communications Inc.
          Com; (the Plan) with respect to which the bank disclaims beneficial ownership.

          The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New
          York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bankers Trust
          New York Corporation hereby disclaim beneficial ownership of such securities.

     (b)  PERCENT OF CLASS:

          Bankers Trust New York Corporation     0.0%
          Bankers Trust Company                  3.1%
          BT Variable Inc.                       0.0%
               TOTAL                             3.1%

          The common stock as to which Bankers Trust
          Corporation disclaims beneficial ownership constitutes 5.6% of the Issuers outstanding
          Common Stock.



CUSIP No. 78387G10                      Page 6 of 8 Pages

(c)  Number of shares as to which the Bank has:
         (i)  sole power to vote or to direct the
                vote -
Bankers Trust New York Corporation          162,100 shares
Bankers Trust Company                    13,506,450 shares
BT Variable, Inc                                  0 shares
               TOTAL SHARES              13,668,550 shares

          (ii)  shared power to vote or to direct the vote
                 -
Bankers Trust New York Corporation               0 shares
Bankers Trust Company                       43,913 shares
BT Variable, Inc.                            4,200 shares
                TOTAL SHARES                48,113

          (iii)  sole power to dispose or to direct the
                  disposition of -

Bankers Trust New York Corporation         162,100 shares
Bankers Trust Company                   18,664,348 shares
BT Variable, Inc.                            4,200 shares
               TOTAL SHARES             18,830,648


          (iv)  shared power to dispose or to direct
                   the disposition of -

Bankers Trust New York Corporation               0 shares
Bankers Trust Company                      101,845 shares
BT Variable, Inc                                 0 shares
     TOTAL SHARES                          101,845

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
           []

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

    The Issuers Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

CUSIP No. 78387G10                 Page 7 of 8 Pages

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.



Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF THE GROUP:
                    Not Applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:
                    Not Applicable
CUSIP No. 78387G10                 Page 8 of 8 Pages

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.
     Secretary


     Bankers Trust Company, (as Trustee for various trusts and employee benefit plans, and investment advisor)

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.
     Secretary

     BT Variable, Inc.
     /s/ Myles Tashman
     Myles Tashman
     Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New
York Corporation to BT Variable, Inc. is shown below:


Bankers Trust New York Corporation
                 |
               100%
                 |

       Bankers Trust Company

                 |
               100%
                 |

     Whitewood Properties Corp

                 |
               100%
                 |

         BT Variable, Inc.